Exhibit 99.2
© 2011 Wipro Ltd -Confidential Performance of Wipro Limited for Quarter and Year ended March 31, 2011 Suresh Senapaty Executive Director and Chief Financial Officer April 27, 2011

© 2009 Wipro Ltd -Confidential 2 © 2011 Wipro Ltd -Confidential 2 Financial Summary for the Year ended March 31, 2011 (IFRS) Wipro Limited (Consolidated) Particulars Revenue Profits Before Interest & TaxProfits After Tax 31,099 5,767 5,29815%11%15%Key Segmental ResultsIT ServicesIT ProductsConsumer Care & Lighting 23,485 3,691 2,726 16% (3%) 21% 5,341 161 345 12% (9%) 11% YoY Growth for 12 months Particulars For the Year Rs. Crores Revenue for the Year Rs . CroresPBIT for the Year Rs. CroresYoY Growth YoY Growth

© 2009 Wipro Ltd -Confidential 3 © 2011 Wipro Ltd -Confidential 3Financial Summary for the Quarter ended March 31, 2011 (IFRS) Wipro Limited (Consolidated) Particulars Revenue Profits Before Interest & Tax Profits After Tax 8,302 1,479 1,375 18% 8% 14% Key Segmental Results IT Services IT Products Consumer Care & Lighting 6,289 911 724 20%2%19% 1,3883387 9% 28% 5% YoY Growth for the Qtr Particulars For the Quarter Rs. Crores Revenue for the Qtr Rs . CroresYoY Growth for the Qtr PBIT for the Qtr Rs. Crores YoY Growth for the Qtr

© 2011 Wipro Ltd -Confidential 4 © 2011 Wipro Ltd -Confidential Highlights for the Quarter —IT Services •Reported Revenues at $1,400 Mnsequential growth of 4.2% •Constant currency Revenues at $1,391 Mn •It services revenue crossing $5Bn. milestone Sustained Demand Momentum •Strong Revenue Productivity drives growth with uptick of price realization by 1.8% in onsite and 1.2% at offshore •Contribution of Fixed Price Projects increase by 1.5% to 47.8% •Rs 6 per share declared as dividend for the year at 32% dividend payout ratio. •3 customers with Revenue greater than $100 million •Non liner revenues moves up from 8.6%in Q4 FY 09-10 to 13% in Q4 FY 10-11 •Top Customer grew by 48% YoY in Q4 10-11 •Net addition of 2,894 employees during the quarter

© 2011 Wipro Ltd -Confidential 5 © 2011 Wipro Ltd -Confidential IT Services -Revenue Dynamics for Quarter ending March 31, 2011 •BPO grew 10% sequentially whereas Product Engineering grew 6%sequentially and 43% YoY •Package implementation grew 5% sequentially and 26% YoY •Consulting grew 5%sequentially and 38.5% YoY •APAC and other emerging markets grew 10% sequentially and clocked 35% YoY growth •India & Middle East business grew 7%sequentially and 25% on a YoY basis •Japan and US both grew 4% sequentially whereas Europe grew at 3%sequentially •Energy and Utilities grew 8% sequentially and 28% YoY •Retail and Transportation grew 6% sequentially and 28%YoY •Technology, Media & Telecom grew 5% sequentially •Manufacturing grew 4% sequentially and 22% YoY Service Lines Geographies VerticalsVertical Distribution % of RevenueGeographical Distribution % of revenue

IT Services – Strategic Initiatives

WIPRO
Applying Thought

We signed an agreement to acquire the Global Oil and Gas Information Technology practice of the Commercial Business Services business unit of Science Applications International Corporation (SAIC), for an all-cash consideration of approximately US$150 million, subject to adjustments. This acquisition will further strengthen Wipro's leadership position in the Energy, Natural Resources and Utilities Strategic Business Unit (SBU).

Wipro signing a strategic agreement with Temenos, the world's leading supplier of packaged banking software, to deliver core banking on an Application Service Provider (ASP) model to European banks. Wipro will provide banks with a solution based on Temenos' best-selling TEMENOS T24 (T24) core banking solution and charge clients based on a per use or monthly fee.

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© 2011 Wipro Ltd - Confidential

© 2011 Wipro Ltd -Confidential 7 © 2011 Wipro Ltd -Confidential IT Services —Deal WinsWipro has been chosen as the Strategic Partner for Infrastructure Services sustenance and transformation for a leading European Banking Conglomerate’s Investment Banking division, over a 5 year program.A significant player in Lloyds of London market has engaged Wipro to deliver a Regulatory Compliance Data Warehousing Solution to meet the upcoming Lloyds 10 day reporting and Solvency II regulations. The scope of the engagement is an end-to-end solution including process analysis and definition.Wipro and a leading Pharmacy retailer in USA have entered into a multi-year engagement to provide application management and testing services.

© 2011 Wipro Ltd -Confidential 8 © 2011 Wipro Ltd -Confidential Other Highlights Wipro Consumer Care and Lighting (WCCL) •Santoor continue to do well and maintain its supremacy with an All India market share of 7.9% . No: 1 brand in AP , Karnataka and Rural Maharashtra. Enchanteur bagged the Best Product of the Year award in the category of Hand and Body lotion. •70 out of the 120 certified Green Buildings were from Wipro Commercial Lighting. Launch of Premium range products and new International design ranges resulted in higher growth in the Furniture business. Yardley continue to be our strong bet with growth fuelled by strong Deo sales , demand driven more from youth and ably supported by Celebrity advertising. •In UNZAthe Top brands grew well. Enchanteur grew by 17%, Safi grew by 25% and Romano grew by 15%. In terms of country growth, Middle East grew by 26.9%, Vietnam grew by 14.5% and China grew by 26.6%. Wipro Infrastructure Engineering (WIN) •India hits record highs in Revenues in Q4 •Customers seeking to establish global manufacturing base and partners in emerging and low cost countries •WIN well positioned to take advantage by creating a global footprint including setting up of center in China Eco-energy •With the Govt. impetus towards renewal energy backed by incentive scheme, Solar Mega watt scale business becomes a momentum market •Innovations include Wipro Energy Manager (WEM): a hardware product that can improve the power generation in a solar plant by as much as 20%

© 2011 Wipro Ltd -Confidential 9 © 2011 Wipro Ltd - ConfidentialLooking ahead We expect the Revenue from our IT Services business to be in the range $1,394 Mn* to $1,422 Mn*Looking ahead For the quarter ending June 30, 2011* Guidance is based on the following currency exchange rates: GBP/USD at 1.64 Euro/USD at 1.46, AUD/USD at 1.07, USD/INR at 44.29

© 2011 Wipro Ltd -Confidential 10 Supplemental Data Key Operating Metrics of IT Services

© 2011 Wipro Ltd -Confidential 11 © 2011 Wipro Ltd -Confidential 11Key Operating Metrics in IT Services for the Quarter ended March 31, 2011 Revenue Composition Technology, Media & Telecom Financial Services Manufacturing Healthcare & Services Retail & Transportation Energy & Utilities 24.6% 24.5% 25.6% 26.7% 27.3% 26.1% 15.0% 14.9% 14.8% 7.9% 8.0% 9.2% 15.6% 15.4% 14.7% 10.2% 9.9% 9.6% ParticularsQ4 11 Q3 11Q4 10 Americas Europe Japan India & Middle East business APAC & Other Emerging Markets 53.9% 54.2% 56.7% 28.0% 28.3% 26.3% 1.5% 1.5% 1.5% 9.1% 8.9% 8.8% Geography Composition 7.5% 7.1% 6.7% Number of employees Net Additions 122,385 119,491 108,071 People related 2,894 3,591 5,325

© 2011 Wipro Ltd -Confidential 12 © 2011 Wipro Ltd -Confidential Key Operating Metrics in IT Services for the Quarter ended March 31, 2011 Customer Concentration Top Customer Top 5 Top 10 Active Customers No. of New Customers Repeat Business& Utilities ParticularsQ4 11 Q3 11Q4 10 FPP Revenue Mix Off Shore Revenue Mix 3.1% 3.0% 2.5% 11.4% 10.7% 10.5% 19.7% 19.2% 19.3% 904 880 845 68 36 27 96.9% 97.6% 96.5% 47.8% 46.3% 44.3% 48.8% 48.2% 50.6% Customer Size Distribution $100 Mn+ $75 Mn + $50 Mn + $20 Mn + $10 Mn + $5 Mn + $1 Mn + 3 1 2 12 10 9 22 21 16 68 64 56 117 113 96 180 176 166 429 433 406

© 2011 Wipro Ltd -Confidential Suresh Senapaty Executive Director and CFO suresh.senapaty@wipro.com Thank You